EXHIBIT 11

Crane Co.

Exhibit 11 to FORM 10-K

Annual Report for the Year Ended December 31, 2006

Computation of Net Income Per Share

(In Thousands, Except Per Share Data)

	2006	2005	2004	2003	2002
Basic:
Net income (loss) before cumulative effect of a change in accounting principle	$165,887	$136,037	$(105,421)	$104,303	$16,628
Cumulative effect of a change in accounting principle	—	—	—	—	(28,076)
Net income (loss)	165,887	136,037	(105,421)	104,303	(11,448)
Net income (loss) before cumulative effect of a change in accounting principle	$2.72	$2.27	$(1.78)	$1.76	$0.28
Cumulative effect of a change in accounting principle	—	—	—	—	(0.47)
Net income (loss) per share	$2.72	$2.27	$(1.78)	$1.76	$(0.19)
Weighted average number of basic shares	60,906	59,816	59,251	59,394	59,728

Diluted:
Net income (loss) before cumulative effect of a change in accounting principle	$165,887	$136,037	$(105,421)	$104,303	$16,628
Cumulative effect of a change in accounting principle	—	—	—	—	(28,076)
Net income (loss)	$165,887	$136,037	$(105,421)	$104,303	$(11,448)
Net income (loss) before cumulative effect of a change in accounting principle	$2.67	$2.25	$(1.78)	$1.75	$0.28
Cumulative effect of a change in accounting principle	—	—	—	—	(0.47)
Net income (loss) per share	$2.67	$2.25	$(1.78)	$1.75	$(0.19)
Weighted average number of basic shares	60,906	59,816	59,251	59,394	59,728
Add:
Adjustment to basic for dilutive stock options*	1,197	597	—	322	—
Weighted average number of diluted shares	62,103	60,413	59,251	59,716	59,728

*	For the years ended 2004 and 2002, 735,000 and 318,000 shares, respectively, attributable to the exercise of outstanding options were excluded from the calculation of diluted earnings per share because the effect was anti-dilutive.